Remark Holdings, Inc.
800 S. Commerce St.
Las Vegas, NV 89106
(702) 701-9514

November 7, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
Washington, D.C. 20549
Attention: Alexandra Barone or Matthew Darby

Re:    Remark Holdings, Inc.
Offering Statement on Form 1-A, as amended
File No. 024-12515
Request for Acceleration

Ladies and Gentlemen:

Remark Holdings, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Offering Statement on Form 1-A, as amended (File No. 024-12515), qualified on Tuesday, November 12, 2024, at 9:00 a.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Offering Statement.

The Registrant hereby authorizes its counsel, Laura Holm, Esq. of Fox Rothschild LLP, to orally modify or withdraw this request for acceleration of the qualification date. Please contact Ms. Holm at (561) 804-4408 with any questions you may have concerning this request, and to notify her when this request for acceleration has been granted.

Very truly yours,

Remark Holdings, Inc.

By:	/s/ Kai-Shing Tao
Kai-Shing Tao
Chief Executive Officer

cc:	Laura Holm, Esq., Fox Rothschild LLP